Exhibit (d)(1)(q)

PEAR TREE POLARIS FOREIGN VALUE FUND

EXPENSE REIMBURSEMENT AGREEMENT

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager of Pear Tree Polaris Foreign Value Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Management Contract dated May 1, 2008, as amended (the “Management Agreement”), between the Manager and the Trust.

With respect to R6 Shares of the Fund, the Manager hereby agrees for the period from the date of November 6, 2018 through July 31, 2019 (the “Expense Reimbursement Period”) to reimburse such portion of the expenses of the Fund attributable to R6 Shares such that “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” with respect to R6 Shares, as calculated in accordance with Registration Statement on Form N-1A, Item 3, Instruction 3 (SEC 2052 (8/17)), is not greater than 0.94 percent of the Fund’s net assets attributable to R6 Shares. The aggregate expenses of the Fund with respect to Ordinary Shares and Institutional Shares remain unchanged. The Manager is not entitled to recoup any amount of expenses that it reimburses the Fund pursuant to this Expense Reimbursement Agreement.

This Expense Reimbursement Agreement only may be rescinded, amended or modified, and the Expense Reimbursement Period terminated, in whole or in part, without further obligation by the Manager at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Pear Tree Advisors, Inc.

By:    /s/ Willard L. Umphrey

Willard L. Umphrey, President

Agreed and Accepted:

Pear Tree Funds

By:    /s/ Willard L. Umphrey

Willard L. Umphrey, President

Date: November 6, 2018